DNX7 Foods LLC is pending **StartEngine Approval.**


DNX
100% GRASS FED BISON USED
JAMAICAN STYLE
BISON BAR
12g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED

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DNX7 Foods LLC

Nutritious beef and bison protein bars

Small OPO · Tucson, AZ · Food & Beverage
US Investors Only

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100% GRASS FED BISON USED
JAMAICAN STYLE
BISON BAR
12g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)
100% GRASS FED BEEF USED
SWEET POTATO PECAN
BEEF BAR
11g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)
100% GRASS FED BEEF USED
MEXICAN SPICE
BEEF BAR
11g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)
100% GRASS FED BEEF USED
DARK CHOCOLATE CHERRY
COCONUT BEEF BAR
11g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)
13g PROTEIN
GLUTEN FREE

Nutrition Without Compromise

Invest in DNX7 Foods LLC

For whatever reason, there's still the widely held belief that leading a healthy lifestyle is both difficult and inaccessible. But eating quality, nutrient-dense, and delicious food should never be relegated to a select few. And exercise? More people should do it!

But here's the reality... Most of us think that healthy and tasty are mutually exclusive and that working out is time consuming.

There was once a time when I never exercised, lived off junk food, and was, in short, the opposite of healthy. Unfortunately for people in the business world, being sedentary is commonplace. After all, work comes before everything, right?

Wrong. I felt miserable and lacked the energy needed to get through long work hours that are customary for entrepreneurs.

I knew what I had to do: I made the conscious decision to change my unhealthy, sedentary lifestyle and to embark on a fitness and wellness journey.

While adopting a regular exercise and clean-eating routine, I noticed a lack of portable, nutritious food options. There seemed to be only an endless array of processed, artificial, low-quality snack bars with unpronounceable ingredients and misleading labels. Sadly, the few legitimately healthy bars that I found tasted like dirt.

Where were the convenient snacks that didn't skimp on taste and that pack nutritional value?

It was then that I assembled a team of fitness and culinary experts and became laser focused on creating an honest snack that would never compromise taste or nutrition.


13g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
100% GRASS FED BEEF USED
SWEET POTATO FENNEL
BEEF BAR
DNX
NET WT 1.5 oz (43g)

It was then that I assembled a team of fitness and culinary experts and became laser focused on creating an honest snack that would never compromise taste or nutrition.

The result? DNX Bars.

DNX, which is an acronym for "Daily Nutrition, Excellent Taste", is a clean nutrient-rich bar made with wholesome and organic ingredients that doesn't sacrifice taste.

Daily and Convenient Nutrition Should Never Compromise Excellent Taste!

DNX7 Foods LLC sources protein from grass-fed meat rather than chemical-laden whey, soy, and other ambiguous chemicals. It also packs a punch with organic superfoods. Today, 'meat snacks' is a growing $2-billion industry in the U.S. and is also the fastest-growing snack category.

DNX is more than a bar; it is a lifestyle. From fitness enthusiasts, to Paleo warriors, to adopters of Gluten-Free diets, to anyone looking for whole nutrition that doesn't skimp on flavor, DNX provides not just the stepping stone but the launchpad for healthier living.

With your investment, DNX7 Foods LLC can get in the hands of more people also eager to also live a better life. We all want a snack or replacement meal that is fast, easy, tasty, and satisfying, So join us in the movement for global Daily Nutrition and Excellent Taste.

- John Rooney
DNX Founder


THESE ALL NATURAL BARS CONTAIN ONLY
GRASS FED
BEEF OR BISON
ORGANIC FRUITS
ORGANIC VEGETABLES
NO PRESERVATIVES

Data Sources: Rally Fitness, 11/28/14, Paleo Magazine Media2015 , Visiongain 01/19/15, Food Processing – InPerspective ,USA.com 06/06/14, Sarah Ballantyne PhD 2016


The Bar Category . . .
$4.5B
2015
9%
GROWTH YOY
2020
TREND EXPECTED
FACTORS DRIVING GROWTH
Emerging trends including protein, probiotics, paleo, vegan, superfoods, insect protein, meal replacement
Ease of trial, low retail, portability, convenience
Move to Organic, non GMO, natural ingredients
Enhanced shelf stable capabilities
Consumer education regarding artificial ingredients
SOURCE: New Hope Network 2016, NEXT Concept Labs 2016
DNX
7

Investment
$200/share | When you invest you are betting the company's future value will exceed $4.0M.

DNX7 Foods LLC Drives Greater Transparency and Nutrition in an Unhealthy World

DNX Foods LLC honors the wisdom of nature and the power of knowledge. Consuming balanced, nutrient-dense foods with clean ingredients from whole foods, preferably organic, allows the body to function as nature intended. Real, minimally-processed foods allow individuals to eat freely without counting calories, starving or restricting. **DNX7 Foods LLC allows individuals to make healthy eating a sustainable lifestyle as opposed to a short-term, quick-fix diet.**


OPTIMAL NUTRITION WITHOUT COMPROMISE
DNX – Thoughtful Nutrition:
MADE WITH CLEAN INGREDIENTS
PACKED WITH PROTEIN
COMPLETE NUTRITION FOR ACTIVE LIFESTYLES
VACUUM SEALED TO STAY FRESH (1 YEAR SHELF LIFE)
PERFECT FOR ON-THE-GO LIFESTYLES
TASTE DELICIOUS

DNX7 Foods LLC's Accomplishments Thus Far...

- In HyVee, Coburn, Co-Ops, New Seasons, Mollie Stones - in 300+ stores nationwide
- Conducted over 70 successful demos
- Executed 4 regional brokers coverage
- Acquired an experienced sales team
- Successful online sales on Home Website, Barefoot Provisions and Amazon through reseller Etailz
- Widespread blog coverage by Fitness Professionals

What People Are Saying...

"I have been eating Paleo for years. I have had every bar out there. Your bars are great tasting and super low in sodium. I have been eating Paleo for years. I have had every bar out there. Your bars taste great! I have had all the flavors and can't pick a favorite."

- Harry

"My family is going nuts for these bars! Even my one-year-old was stuffing his face with the sweet potato bars!"

- Laura


I CAN'T CONTROL
everything
IN MY LIFE
but
I CAN CONTROL
WHAT I PUT IN
my body.
DAILY NUTRITION
DNX
EXCELLENT TASTE.

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DNX7 Foods LLC Uses Only the Finest Ingredients

Jamaican Style Bison Bar

Sweet Potato Pecan Beef Bar


DAILY NUTRITION
DNX
EXCELLENT TASTE
100% GRASS FED BISON USED
JAMAICAN STYLE
BISON BAR
12g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

This bar is a Jamaican Experience! It all starts with the superior protein choice of grass-fed bison that's slowly smoked over real Applewood and seasoned with our special Jamaican Spice Blend. This special blend of sweet coconut sugars, cinnamon, allspice and the spiciness of various peppers is perfect with the Chopped Dates, Sweet Potatoes, Sunflower Seeds and Coconut Chips in this delicious bar. The right amount of good fats in this bar are compliments of Extra Virgin Coconut Oil. This bar is low in sugar and low sodium while maintaining 12g of Superior Unprocessed Protein. It's perfect for a meal on the go or post-workout for muscle repair.


DAILY NUTRITION
DNX
EXCELLENT TASTE
100% GRASS FED BEEF USED
SWEET POTATO PECAN
BEEF BAR
11g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

There's no better combination than grass-fed beef and sweet potatoes smothered with Ghee. But when you add Pecans, Chopped Dates, Sunflower Seeds and just the right amount of organic spices, then smoke over real Applewood… You have a delightful gourmet experience we call the DNX Sweet Potato Pecan Beef Bar. This bar is low in sugar and low sodium while maintaining 11g of superior Unprocessed Protein. It's perfect for a meal on the go or post-workout for muscle repair.

Mexican Spice Beef Bar


DAILY NUTRITION
DNX
EXCELLENT TASTE
100% GRASS FED BEEF USED
MEXICAN SPICE
BEEF BAR
11g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

This bar starts with the superior protein choice of grass-fed beef that's slowly smoked over real Applewood and then seasoned perfectly with Organic Spices that deliver that Mexican Flair. Not too spicy, but just enough to take your palate south of the border! You'll enjoy good fats in this bar compliments of Ghee and Extra Virgin Coconut Oil, while the chopped Deglet Noor Dates add just enough sweetness. This bar is low in sugar and low sodium while maintaining 11g of superior Unprocessed Protein with no antibiotics, hormones or artificial preservatives. It's perfect for a meal on the go or post-workout for muscle repair.

Dark Chocolate Cherry Coconut Beef Bar


DAILY NUTRITION
DNX
EXCELLENT TASTE
100% GRASS FED BEEF USED
DARK CHOCOLATE CHERRY
COCONUT BEEF BAR
11g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

This bar starts with the superior protein choice of grass-fed beef that's slowly smoked over real Applewood and seasoned perfectly with organic spices. We combine that with the sweetness of honey, sweet potatoes and coconut and add the tartness of cherries and goji berries. To that we add just the right amount of raw cacao nibs (raw dark chocolate), and we have a crowd favorite. Even better, this bar is low sodium and low in sugar while maintaining 11g of superior, Unprocessed Protein. It's perfect for a meal on the go or post-workout for muscle repair.

Sweet Potato Fennel Beef Bar


DAILY NUTRITION
DNX
EXCELLENT TASTE
100% GRASS FED BEEF USED
SWEET POTATO FENNEL
BEEF BAR
13g
PROTEIN
GLUTEN
FREE
LOW
SODIUM
NO SOY
OR WHEY
PALEO
INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

This DNX Bar is a low calorie snack or a convenient meal for those managing their weight. This bar offers 13g of superior Unprocessed Protein, with low fat, carbs and calories. As always, our bars contain no antibiotics, hormones or artificial preservatives. This bar features the favorite flavors of Applewood Smoked Beef and Sweet Potatoes with a hint of fennel. The good fats, while limited in the Lean Version, come from Ghee and Extra Virgin Coconut Oil. And of course we added chopped Deglet Noor Dates, sweet potatoes and Honey for energizing, high-quality carbohydrates and natural sweetness.

The Sampler Pack


DNX
MEXICAN
SPICE BAR
DARK CHOCOLATE CHERRY
COCONUT BAR

Our sampler pack contains 7 bars in total.

- 2 Jamaican Style Bison Bar
- 2 Sweet Potato Pecan Beef Bar
- 1 Mexican Spice Beef Bar
- 1 Dark Chocolate Cherry Coconut Beef Bar
- 1 Sweet Potato Fennel Beef Bar

DNX7 Foods LLC Couldn't be Moving Forward to Revolutionize Healthy Snacking at a Better Time


DNX
JAMAICAN STYLE
BISON BAR

Meat Snacks are reported as being a $2-billion industry in the U.S., with 11% projected growth making this them the fastest growing snack category in the US.

Source - Food Processing – InPerspective ,USA.com 06/06/14,



There are approximately 20 million gluten-free dieters in the U.S. Together they fuel a multi-billion-dollar industry that's growing at a rapid pace year over year.

Source -Visiongain 01/19/15



Currently, there are approximately six million strict Paleo dieters in the United States. This group of dieters cuts across all demographics: male and female, young and old.

Source -Sarah Ballantyne PhD 2016


Assume
THE CROSSFIT
RECOVERY
POSITION.
DAILY NUTRITION
DNX
EXCELLENT TASTE

There are now 7,500 CrossFit gyms in the United States, together playing host to over 2-million members. This demographic has an average annual household income of $150,000.

Source -Crossfit Inc. 2016

DNX Bars appeal to people across multiple popular health communities, most especially Paleo, Gluten-Free, and CrossFit, as well as those interested in adopting healthy lifestyles.



OPTIMAL NUTRITION WITHOUT COMPROMISE
DNX – Thoughtful Nutrition:
MADE WITH CLEAN INGREDIENTS
PACKED WITH PROTEIN
COMPLETE NUTRITION FOR ACTIVE LIFESTYLES
VACUUM SEALED TO STAY FRESH (1 YEAR SHELF LIFE)
PERFECT FOR ON-THE-GO LIFESTYLES
TASTE DELICIOUS





Shout out to Taylor Edwards, one of our biggest advocates, YOU ROCK! Thank you for sharing your #DNXperience at the horse ranch!! #DNXAdvocate #DNXNation

---

DNX7 Foods LLC Raises the Bar for Healthy Snacking (Pun Intended)

Having launched September 2016, **DNX7 Foods LLC entered the meat-bar market during a time when meat bars were just picking up speed** thanks to competitor EPIC and the rise of health conscious consumption. EPIC, considered the first of its kind, introduced its meat protein bars in 2013 and more than tripled its sales in the next year.

Although EPIC and other companies like KRAVE bring their own benefits to the table, **DNX7 Foods LLC raises the bar with taste and texture.**

While all of the bars' plant ingredients are organic, the meat sources are not. The reason for this is simple: most organic beef and bison are grain fed. Rather than go with grain-fed, **we choose grass-fed meats because they yield higher quality protein.**

In the future, **DNX7 Foods LLC hopes to receive organic certification**. Thanks to people becoming increasingly health conscious, the health bar industry is predicted to expand rapidly.



ORGANIC MORINGA LEAF
Reduces inflammation and toxins; increases energy
ORGANIC SWEET POTATO
High-fiber, vitamin rich, and anti-inflammatory
ORGANIC SHREDDED COCONUT
Increases energy and good cholesterol; fights infections
ORGANIC CUMIN
Fights infections and aids digestion
ORGANIC ALMOND
Heart-healthy; rich in vitamins and minerals
ORGANIC GOJI BERRIES
Antioxidants and immune system support
ORGANIC SACHA INCHI
High in protein and Omega 3 fatty acids
ORGANIC DEGLET NOOR DATES
Natural sweetness, with fiber and potassium
DAILY NUTRITION DNX EXCELLENT TASTE.
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★★★★★ **The Jamaican flavor is INSANELY good. Same with the sweet potato**
By Amazon Customer on March 23, 2017
Flavor: Sampler Pack of 5 Flavors | Verified Purchase
The Jamaican flavor is INSANELY good. Same with the sweet potato, and really all of them except the dark chocolate/beef combo was just a bit too strange for my taste. But I am blown away by the healthy, organic ingredient list. I originally heard about these through Melissa Hartwig of The Whole 30 Diet and I'm sure glad I did. They are now my go-to snack!!
‣ Comment 3 people found this helpful. Was this review helpful to you? Yes No Report abuse

★★★★★ **Great bar!**
By Kmama4 on January 11, 2017
Flavor: Sweet Potato Pecan Beef | Verified Purchase
These bars remind me of beef jerky with lots of flavor. Both my husband and I enjoy them! We purchased the sweet potatoe pecan beef flavor. Looking forward to trying the others.
‣ Comment 3 people found this helpful. Was this review helpful to you? Yes No Report abuse

★★★★★ **Worth checking out**
By L Gray on March 23, 2017
Flavor: Sweet Potato Pecan Beef | Verified Purchase
Oh my goodness! This is so good and it doesn't bother my stomach like some other bars. I enjoy both the flavor and texture. Perfect uses for me have beenso far work related when I haven't been able to leave my office due to meetings. Looking forward to using for road trips and hikes this summer.
‣ Comment 2 people found this helpful. Was this review helpful to you? Yes No Report abuse

★★★★★ **But these!**

By Amazon Customer on April 4, 2017

Flavor: Sweet Potato Pecan Beef | **Verified Purchase**

Okay. These are seriously good. I'm not a big "meat bar" person. I'm just not. I like Chomp sticks a lot and it's really my only "on the go protein option". Most meat bars kinda weird me out. These though - are GOOD.

I bought a sample box per a recommendation from Melissa Hartwig (#whole30 girl over here and took the Sweet potato one with me last week while traveling in Las Vegas. It hit the spot! It was satisfying and tasty and will be a nice change from my usual one-meat-stick-I-can-tolerate. I haven't tried the other flavors yet -- but I can't wait to try!! Thanks DNX bars!

Comment | One person found this helpful. Was this review helpful to you? Yes No Report abuse

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DNX Bars Forms

DNX begins logo packaging and development and product formulation

September 2015



Beta Launch of DNX

DNX has 6 SKU's via Internet Attends Industry Events to Sample/Sell Product Recruited Experienced Industry Executives Identified Co-Packers

March-May 2016



Retail Launch- 5 SKU's

HyVee, Co-Ops, New Seasons, Mollie Stones (300 + Stores) Execute 4 Regional Brokers Coverage Execute National UNFI Contract, Initial KEHE Conducted over 70 successful demos

September 2016-Present

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Our Vision



DNX Will Revolutionize Snacking for Good

We plan on getting in major retailers and health food markets across the United States as well as to have major success in e-commerce.

May-August 2016



Product Revision to be Set to Scale

Prepped for Production, Marketing, Distribution and Launch Engaged with Experienced Sales Team Finalized co-Packer Issues

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In the Press

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Meet the Founders

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DNX

John Rooney

CEO

John has extensive executive experience in building start-up organizations specifically in capital formation, organizational development, marketing and sales, negotiating strategic business partnerships, turnarounds, M&A, and managing fast growing companies. He has raised over $60M in equity capital and successfully guided several companies from startup to exit. John has served as the CEO of DNX Foods LLC since he founded the company in 2015. Prior to that, he served as Chairman of Instant Bioscan Inc. a technology company.



Anthony (Tony) Grega

CFO

Tony originates from Canada where he became a Certified Professional Accountant (CPA). His skills include finance and operations for startup companies, problem-solving, negotiations and acquisitions. He has been CFO since the 2015 founding of the Company. He has held executive finance and accounting positions at small and large companies with both private and public companies. Prior to DNX, he simultaneously served both Cyberpatrol, Inc. (software) and Instant Bioscan Inc. (technology) as CFO from 2010 through 2015.

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And the Rest of the Team



Bill Pardee

VP Sales

Bill has over 30 years of experience in the CPG and Natural Food Industry, including time working with a food broker, manufacturer, and consultancy to natural food companies. He has joined DNX from Ignite Sales Management where he was a key contributor to building the industry's leading Sales and Management company. Bill is a father of three and grandfather of one and considers his family his greatest accomplishment.



Melissa Hartwig

DNX Board Advisor

Melissa is a Certified Sports Nutritionist who specializes in helping people change their relationship with food and create life-long, healthy habits. She is the co-creator of the Whole30 program, the #1 New York Times bestselling co-author of The Whole30 and It Starts With Food, and the author of Food Freedom Forever and The Whole30 Cookbook. Melissa has been featured by Dr. Oz, The Today Show, the New York Times, the Wall Street Journal, Details, Shape, Outside, and SELF. She has presented more than 150 health and nutrition seminars worldwide and provides support to more than 2 million people a month through the Whole30 website.



Nomi Shannon

DNX Board Advisor

Nomi Shannon is an award winning author and world renowned coach. Her best- selling book, The Raw Gourmet, has sold over 250,000 copies, making it one of the best-selling raw food books of all time. Nomi received numerous Best of Raw Awards for: Best Raw Educator, Favorite Raw Chef and Favorite Raw Book (For The Raw Gourmet, Raw Food Celebrations, and best in Media for What Do Raw Fooders Eat) as well as best Blog, best Online Store and her personal favorite, Funniest Raw Woman. Ultimately Nomi became one of only two people named to the Best of Raw "Rawll of Fame".



Mike LaCoss

DNX Board Advisor

Mike has excelled at sports and had a deep passion for training in the weight room and practicing a healthy diet since his early days in Grade School. Mike has trained world class athletes and celebrities including 4-time Olympian swimmer Amanda Beard and the very popular syndicated radio host Johnjay Van Es from KISS FM. His 15 years of experience in fitness and nutrition k him in high demand with his fully b client base. His certifications include: Strong First Level 1, RKC I, II, IKFF, CrossFit Level1, Concept 2 Rowing Instructor, CrossFit Olympic weightlifting.



Tommy Vinas

DNX Brand Ambassador

Tommy is a 19-year-old CrossFit Phenom who placed 9th in the South Regionals (Dallas, TX – May 13-15, 2016) rising six places from his 15th place finish last year! Tommy is a native Arizonan and began his athletic career at age 6 as a competitive swimmer. He was a top performer in High School and had scholarship offers to attend several D1 Colleges. Having been introduced to CrossFit at age 16, he opted to pursue the sport full-time. His early success as a CrossFit athlete is unprecedented in the history of the games. Tommy is a level 1 CrossFit trainer.

Offering Summary

Maximum 500 Series A membership units ($100,000)

Minimum 50 Series A membership units ($10,000)

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Company	DNX7 Foods LLC
Corporate Address	120 S Houghton Rd., #138-273, Tucson, AZ 85748
Description of Business	DNX provides consumers great tasting grass-fed beef and bison protein bars with clean ingredients and optimal nutrition through online sales and sales to natural and organic grocery and health food stores through distributors and brokers. DNX's mission is to provide consumers with honest, factual nutrition and healthy lifestyle information, along with uncompromised food products for daily nutrition.
Type of Security Offered	Series A membership units
Purchase Price of Security Offered	$200.00
Minimum Investment Amount (per investor)	$1,000.00

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's sel[f] expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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